As filed with the Securities and Exchange Commission on June 18, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
(Amendment No. 5)

Janus Henderson Group plc
(Name of the Issuer)

Janus Henderson Group plc

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

(Names of Persons Filing Statement)

Common Stock, $1.50 par value per share

(Title of Class of Securities)

G4474Y214

(CUSIP Number of Class of Securities)

Janus Henderson Group plc 201 Bishopsgate London, United Kingdom EC2M3AE +44 (0) 20 7818 1818

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

280 Park Avenue, 41st Floor

New York, NY 10017

(212) 451-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Persons Filing Statement)

With copies to

Jacob A. Kling Matthew T. Carpenter Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Peter D. Serating Patrick J. Lewis Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	William D. Regner Emily F. Huang Benjamin R. Pedersen Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense

INTRODUCTION

This Amendment No. 5 (this “Amendment No. 5”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Janus Henderson Group plc, a Jersey corporation (“Janus Henderson” or the “Company”) and the issuer of the ordinary shares, par value $1.50 per share (the “Shares”), which is the subject of the Rule 13e-3 transaction; (2) Jupiter Topco LLC, a Jersey limited liability company (“Topco”); (3) Jupiter Acquisition Limited, a private limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Topco (“Midco”); (4) Jupiter Company Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Midco (“Parent”); (5) Jupiter Merger Sub Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Parent (“Merger Sub”); (6) Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted limited liability company (“Stockholder”); (7) Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”); (8) Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”); (9) Nelson Peltz, a citizen of the United States of America; and (10) Peter W. May, a citizen of the United States of America.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 21, 2025 (the “Original Merger Agreement”) as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026 (the “Amendment”) (as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Janus Henderson. At the closing of the transaction, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Janus Henderson (the “Merger”), in accordance with the Companies (Jersey) Law 1991 (as it may be amended from time to time, the “Companies Law”), with Janus Henderson surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”) each Share issued and outstanding immediately prior to the Effective Time (other than Shares directly owned and held by Parent, Merger Sub (including Shares transferred by the Stockholder, directly or indirectly, to Parent immediately prior to the Effective Time), Janus Henderson or any of their respective subsidiaries (other than shares held by Janus Henderson or its subsidiaries on behalf of third parties, the “Excluded Shares”)) will be cancelled and automatically converted into the right to receive $52.00 per Share in cash, subject to deduction for any required withholding taxes and without interest (the “Merger Consideration”). Outstanding equity awards of Janus Henderson will be converted into the right to receive cash or cash-based consideration (or such other consideration as may be agreed with an individual award holder).

Following the Effective Time, the Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, and Janus Henderson’s stockholders (other than the holders of Rollover Shares (as defined below) and the holders of the Shares subject to rollover, equity purchases or participation arrangements (as described below)) will cease to have any ownership interest in Janus Henderson.

Concurrently with and as a condition to Janus Henderson’s execution of the Original Merger Agreement, the Stockholder, which beneficially owned 25,654,382 Shares as of the date of this Transaction Statement, entered into a voting and rollover agreement with Janus Henderson, Parent and two newly formed Jersey entities associated with Trian (the “Voting and Rollover Agreement”), pursuant to which the Stockholder, subject to certain limitations, committed to vote its Shares in favor of, and take certain other actions in furtherance of, the transactions contemplated by the Merger Agreement, including the Merger, and directly or indirectly contribute a portion of its Shares through a series of contributions involving the two newly formed Jersey entities that would result in Parent directly holding such contributed Shares immediately prior to the Merger (the “Rollover Shares”). The Stockholder’s voting obligations are subject to certain exceptions, including a change in recommendation by the board of directors of Janus Henderson (the “Board”) in accordance with the terms of the Merger Agreement. Subject to the terms therein, the Voting and Rollover Agreement will terminate upon the earliest to occur of (i) the mutual written agreement of Parent, Janus Henderson and the Stockholder, (ii) the Effective Time or (iii) the termination of the Merger Agreement in accordance with its terms.

In addition, the Merger Agreement provides that, following receipt of the Required Company Vote (as defined below) and subject to compliance with applicable law, Parent may make available to employees of the Company capacity for rollover and other equity purchases and/or participation opportunities, such employees to be identified based on their expressed interest and in consultation with senior management of the Company, provided that no such opportunity shall create any obligation or other liability of the Company prior to the closing.

The Board formed a special committee (the “Special Committee”) comprised solely of independent, disinterested members of the Board to, among other things, review, evaluate and negotiate the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee, acting with the advice of its own independent legal and financial advisors, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Janus Henderson. Furthermore, the Special Committee recommended that the Board (i) resolve as required by Article 127E(1) of the Companies Law in the opinion of the directors voting for the resolution, that the Merger Agreement and the transactions contemplated thereby (including the Merger) are in the best interests of the Company; (ii) approve, adopt and declare advisable the Merger Agreement and the transactions contemplated thereby (including the Merger); (iii) direct that the approval and adoption of the Merger Agreement (including the Merger) be submitted to a vote at a meeting of Janus Henderson’s shareholders; (iv) recommend the approval and adoption of the Merger Agreement (including the Merger) by Janus Henderson’s shareholders pursuant to Article 127F(1) of the Companies Law; and (v) approve, adopt and declare advisable the Voting and Rollover Agreement and the limited guarantees.

The Board, other than certain directors recusing themselves in accordance with applicable law, (i) carefully reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; (ii) considered the unanimous recommendation of the Special Committee and such other matters as the Board considered necessary or appropriate; (iii) by a unanimous vote (other than those directors recusing themselves in accordance with applicable law) (a) resolved as required by Article 127E(1) of the Companies Law in the opinion of the directors voting for the resolution, that the Merger Agreement and the transactions contemplated thereby (including the Merger) are in the best interests of Janus Henderson; (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Merger); (c) directed that the approval and adoption of the Merger Agreement (including the Merger) be submitted to a vote at a meeting of Janus Henderson’s shareholders; and (d) recommended the approval and adoption of the Merger Agreement (including the Merger) by Janus Henderson’s shareholders pursuant to Article 127F(1) of the Companies Law. Such approval by the Board constituted approval by a majority of the directors of Janus Henderson directors who are not employees of Janus Henderson.

At an extraordinary general meeting (the “Special Meeting”) of Janus Henderson’s shareholders held on April 16, 2026, Janus Henderson’s shareholders approved and adopted, among other things, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Required Company Vote”).

On March 11, 2026, the Company filed a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(i). A copy of the Merger Agreement is attached to the Definitive Proxy Statement as Annex A. On March 27, 2026, the Company filed definitive additional materials under Regulation 14A of the Exchange Act (the “Supplement”). The Supplement is attached hereto as Exhibit (a)(xxxiv). A copy of the Amendment is attached to the Supplement as Annex A. The Definitive Proxy Statement as amended and supplemented by the Supplement is referred to as the “Proxy Statement.”

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 5. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Item 10. Source and Amounts of Funds or Other Consideration

(a); (d)  Borrowed funds: The information set forth in response to Item 1007(a) and Item 1007(d) of Regulation M-A is hereby amended and supplemented as follows:

On May 15, 2026, Parent entered into a supplemental fee letter, pursuant to which the lenders have agreed, subject to the terms and conditions thereof, to increase the senior secured term loan facility that will be used to fund a portion of the Merger Consideration from $2,600.0 million to up to $2,900.0 million, subject to adjustment as described therein.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership: The information set forth in response to Item 1008(a) of Regulation M-A is hereby amended and supplemented as follows:

Listed below, as of June 18, 2026, is the beneficial ownership of Shares by the Stockholder and certain individuals who were recently designated as “named executive officers” (as such term is defined in Item 402(a) of Regulation S-K) of the Company. The table is based on information the Company received from the Stockholder and such named executive officers and filings made with the SEC. Applicable percentage ownership is based on 154,075,608 Shares outstanding as of May 6, 2026, as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026. Unless otherwise indicated, each of the listed named executive officers has (a) the same business address as Janus Henderson and (b) sole investment and voting power over all of the Shares that he or she beneficially owns. All Share numbers have been rounded to the nearest whole number.

	Shares Beneficially Owned	Percent of Outstanding Shares
Trian(1)	25,654,382	16.7%
Berg Crawford (2)	2,723	*
Sukhdeep Singh Grewal(3)	52,303	*
Megan Podzorov(4)	12,204	*

*Represents less than one percent.

(1)	All Shares are directly held by the Stockholder, of which Trian serves as the management company and therefore shares dispositive power and voting power with respect to such Shares. The address of Trian is 280 Park Avenue, 41st Floor, New York, NY 10017.
(2)	Consists of 2,723 Shares held directly by Mr. Crawford.
(3)	Consists of 52,303 Shares held directly by Mr. Grewal.
(4)	Consists of 12,204 Shares held directly by Ms. Podzorov.

(b) Securities transactions: The information set forth in response to Item 1008(b) of Regulation M-A is hereby amended and supplemented as follows:

Transactions in Janus Henderson Shares

Except as set forth below, and other than the Merger Agreement and agreements entered into in connection therewith, including the Voting and Rollover Agreement, and certain activity related to Janus Henderson’s equity compensation awards discussed elsewhere in the Proxy Statement, (i) each of Janus Henderson, its directors and named executive officers, the Buyer Filing Parties and their respective affiliates have not conducted any transactions with respect to Janus Henderson Shares during the past sixty days, and (ii) none of Janus Henderson or the Buyer Filing Parties or their respective affiliates have purchased Janus Henderson Shares during the past two years.

Transactions by the Buyer Filing Parties in the last 60 Days

On May 12, 2026, the Stockholder, on behalf of certain of its fund equity holders, effected the sale of 6,213,418 Shares in the open market at a price of $51.6001 per share.

Transactions by Janus Henderson’s Directors and Named Executive Officers in the Last 60 Days

The following transactions by Janus Henderson’s directors and named executive officers within the last 60 days were reported on Statements of Changes of Beneficial Ownership on Form 4 filed with the SEC.

Brian Baldwin

On May 12, 2026, the Stockholder, on behalf of certain of its fund equity holders, effected the sale of 6,213,418 Shares in the open market at a price of $51.6001. Mr. Baldwin is an affiliate of Trian and, as such, has an indirect interest in the Shares held by the Stockholder. Mr. Baldwin expressly disclaims beneficial ownership of the Shares held by the Stockholder.

There have been no other reportable transactions in the past 60 days for this individual.

Josh Frank

On May 12, 2026, the Stockholder, on behalf of certain of its fund equity holders, effected the sale of 6,213,418 Shares in the open market at a price of $51.6001. Mr. Frank is an affiliate of Trian and, as such, has an indirect interest in the Shares held by the Stockholder. Mr. Frank expressly disclaims beneficial ownership of the Shares held by the Stockholder.

There have been no other reportable transactions in the past 60 days for this individual.

Leslie F. Seidman

Date	Acquisition		Disposition		Price per Share
May 12, 2026			417	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Angela Seymour-Jackson

Date	Acquisition		Disposition		Price per Share
May 12, 2026			1,997	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Alison Quirk

Date	Acquisition		Disposition		Price per Share
May 12, 2026			417	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Anne Sheehan

Date	Acquisition		Disposition		Price per Share
May 12, 2026			392	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Kevin Dolan

Date	Acquisition		Disposition	Price per Share
May 11, 2026	3,288	(1)		$51.71

(1)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Kalpana Desai

Date	Acquisition		Disposition		Price per Share
May 12, 2026			1,926	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Eugene Flood Jr.

Date	Acquisition		Disposition		Price per Share
May 12, 2026			416	(1)	$51.61
May 11, 2026	3,288	(2)			$51.71

(1)	Represents the number of Shares withheld to satisfy tax withholding obligations in connection with the vesting of Janus Henderson RSU Awards.
(2)	Represents the number of Shares acquired in connection with the grant of Janus Henderson RSU Awards which vest one year after the date of grant.

Item 15. Additional Information

(c) Other material information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On April 16, 2026, at the Special Meeting, the shareholders of the Company voted to (i) approve the Merger Proposal and (ii) approve by nonbinding, advisory vote the Non-Binding Compensation Advisory Proposal. While the Company’s shareholders approved the Adjournment Proposal, an adjournment was not necessary in light of the approval of the Merger Proposal.

On June 16, 2026, the Company, Parent and Merger Sub entered into a side letter agreement (the “Side Letter”), which further supplements and amends limited terms of the Merger Agreement. Among other things, the Side Letter provides that (i) the closing of the Merger will occur on June 30, 2026, subject to the satisfaction or waiver of all conditions to closing as set forth in the Merger Agreement (ii) conditions related to those regulatory approvals received in connection with the Merger as of the date of the Side Letter are satisfied as of the date of the Side Letter; and (iii) the date after which the Merger Agreement may be terminated if the Merger has not occurred on or prior to such date (referred to in the Merger Agreement as the Termination Date), shall be September 20, 2026. Importantly, while the Side Letter reflects an intention of the parties to effectuate closing of the Merger on June 30, 2026, it is noted that the closing of the Merger remains subject to the satisfaction of all closing conditions in the Merger Agreement. A copy of the Side Letter is attached as Exhibit (d)(xiii) to this Amendment No. 5 and is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i) Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(ii) Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(iii) Letter to Shareholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(iv) Notice of Extraordinary General Meeting (included in the Supplement and incorporated herein by reference).

(a)(v) Current Report on Form 8-K, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vi) Press Release, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vii) CEO Letter to Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(viii) Transcript of CEO Video Message for Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(ix) LinkedIn Post, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(x) Janus Henderson Letter to Clients, dated December 22, 2025 (included in Schedule 14A filed on December 29, 2025 and incorporated herein by reference).

(a)(xi) Press Release, dated February 26, 2026 (included in Schedule 14A filed on February 27, 2026 and incorporated herein by reference).

(a)(xii) Employee Communication from February 26, 2026 (included in Schedule 14A filed on February 27, 2026 and incorporated herein by reference).

(a)(xiii) Janus Henderson Letter to Clients from March 2, 2026 (included in Schedule 14A filed on March 2, 2026 and incorporated herein by reference).

(a)(xiv) CEO Letter to Employees from March 3, 2026 (included in Schedule 14A filed on March 3, 2026 and incorporated herein by reference).

(a)(xv) Press Release, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xvi) Press Release of Trian Fund Management, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xvii) CEO Letter to Employees from March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xviii) Janus Henderson Letter to Clients from March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xix) LinkedIn Post of Trian Fund Management, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xx) Press Release, dated March 17, 2026 (included in Schedule 14A filed on March 17, 2026 and incorporated herein by reference).

(a)(xxi) Employee Communication from March 17, 2026 (included in Schedule 14A filed on March 18, 2026 and incorporated herein by reference).

(a)(xxii) Pages from Website Published on March 18, 2026 (included in Schedule 14A filed on March 19, 2026 and incorporated herein by reference).

(a)(xxiii) Janus Henderson Letter to Clients from March 19, 2026 (included in Schedule 14A filed on March 19, 2026 and incorporated herein by reference).

(a)(xxiv) Press Release and Investor Presentation of Trian Fund Management, dated March 20, 2026 (included in Schedule 14A filed on March 20, 2026 and incorporated herein by reference).

(a)(xxv) LinkedIn Post of Trian Fund Management, dated March 20, 2026 (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(a)(xxvi) Press Release, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxvii) Employee Communication from March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxviii) Janus Henderson Letter to Clients from March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxix) Pages from Website Updated on March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxx) Current Report on Form 8-K, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxxi) LinkedIn Post of Trian Fund Management, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxxii) Employee Communication from March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxiii) Janus Henderson Letter to Clients from March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxiv) Current Report on Form 8-K, dated March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxv) Supplement to the Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on March 27, 2026 and incorporated herein by reference).

(a)(xxxvi) Letter to Shareholders (included in the Supplement and incorporated herein by reference).

(a)(xxxvii) Notice of Extraordinary General Meeting (included in the Supplement and incorporated herein by reference).

(a)(xxxviii) Pages from Website Updated on March 30, 2026 (included in Schedule 14A filed on March 31, 2026 and incorporated herein by reference).

(a)(xxxix) Supplement to the Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on April 7, 2026 and incorporated herein by reference).

(a)(xl) CEO Letter to Employees from April 8, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(a)(xli) Materials posted in the London office on or around April 9, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(b)(i) Preferred Equity Commitment Letter, dated as of December 21, 2025, by and among Massachusetts Mutual Life Insurance Company and Jupiter Parent Limited (included as Exhibit 99.1 of the Schedule 13D filed by Massachusetts Mutual Life Insurance Company on December 23, 2025).

(b)(ii)+ Debt Commitment Letter, dated as of December 21, 2025, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd. and Sumitomo Mitsui Banking Corporation.

(b)(iii)+ Letter Agreement to Commitment Letter and Fee Letter, dated as of January 21, 2026, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, UBS AG, Stamford Branch, UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(b)(iv) +++Amendment No. 1 to Commitment Letter and Fee Letter, dated as of March 24, 2026, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, UBS AG, Stamford Branch, UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(c)(i)++++ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 1, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(ii)++++ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 2, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(iii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 4, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(iv)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 10, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(v)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 11, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vi)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 15, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 16, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(viii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 21, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(ix) ++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 3, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(x) ++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 10, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(xi) +++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 23, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(xii) +++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 23, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(d)(i) Agreement and Plan of Merger, dated as of December 21, 2025, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Annex A to the Definitive Proxy Statement and incorporated herein by reference).

(d)(ii) Voting and Rollover Agreement, dated as of December 21, 2025, by and among Janus Henderson Group plc and Stockholders party thereto (included as Annex B to the Definitive Proxy Statement and incorporated herein by reference).

(d)(iii) Equity Commitment Letter, dated as of December 21, 2025, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (included as Exhibit 11 of Amendment No. 15 to Schedule 13D filed by Trian Fund Management, L.P. on December 22, 2025).⸸

(d)(iv)+ Equity Commitment Letter, dated as of December 21, 2025, from GC Jupiter Investor, LP.

(d)(v)+ Equity Commitment Letter, dated as of December 21, 2025, from Qatar Holding LLC.

(d)(vi)+ Limited Guarantee, dated as of December 21, 2025, from Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P., in favor of Janus Henderson Group plc.⸸

(d)(vii)+ Limited Guarantee, dated as of December 21, 2025, from GC Jupiter Investor, LP, in favor of Janus Henderson Group plc.

(d)(viii)+ Limited Guarantee, dated as of December 21, 2025, from Qatar Holding LLC, in favor of Janus Henderson Group plc.

(d)(ix) Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Annex A to the Supplement and incorporated herein by reference).

(d)(x) +++Amended and Restated Equity Commitment Letter, dated as of March 24, 2026, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (included as Exhibit 13 of Amendment No. 16 to Schedule 13D filed by Trian Fund Management, L.P. on March 24, 2026).⸸

(d)(xi) +++Amended and Restated Equity Commitment Letter, dated as of March 24, 2026, from GC Jupiter Investor, LP.

(d)(xii) +++Amended and Restated Limited Guarantee, dated as of March 24, 2026, from Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P., in favor of Janus Henderson Group plc.⸸

(d)(xiii) Side Letter, dated as of June 16, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Exhibit 2.1.1 to the Form 8-K of Janus Henderson Group plc filed on June 16, 2026 and incorporated herein by reference).

(f) None.

(g) None.

107 +++Filing Fee Table.

⸸ Certain information in this exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information.

+ Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on January 30, 2026.

++ Previously filed with Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed with the SEC on March 11, 2026.

+++ Previously filed with Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the SEC on March 30, 2026.

++++ Previously filed with Amendment No. 4 to the Transaction Statement on Schedule 13E-3 filed with the SEC on April 13, 2026.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Janus Henderson Group plc

By:	/s/ Ali Dibadj
Name:	Ali Dibadj
Title:	Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Jupiter Topco LLC

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Acquisition Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Company Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Merger Sub Limited

By:	/s/ Nelson Peltz
Name:	Nelson Peltz
Title:	Authorized Signatory

Trian Partners AM Holdco II, Ltd.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management GP, LLC

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management, L.P.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member of the General Partner of Trian Fund Management, L.P.

Nelson Peltz

By:	/s/ Nelson Peltz
Name:	Nelson Peltz

Peter W. May

By:	/s/ Peter W. May
Name:	Peter W. May